SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ROVI CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

2.625% CONVERTIBLE SENIOR NOTES DUE 2040

(Title of Class of Securities)

779376 AB8

(CUSIP Number of Class of Securities)

Pamela Sergeeff

Executive Vice President and General Counsel

Rovi Corporation

2830 De La Cruz Boulevard

Santa Clara, California 95050

(408) 562-8400

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the filing persons)

With a Copy to:

Jon Gavenman, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$290,990,000	$33,813.04

(1)	Estimated for purposes of calculating the filing fee only. This amount is calculated as the sum of (a) the aggregate outstanding principal amount of the 2.625% Convertible Senior Notes due 2040 (the “Notes”), plus (b) accrued and unpaid interest on the Notes through February 19, 2015, the day prior to the currently anticipated repurchase date.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Form or Registration No.: Not Applicable
Filing Party: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Rovi Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to repurchase for cash all of its outstanding 2.625% Convertible Senior Notes due 2040 (the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of March 17, 2010 (as amended, supplemented or otherwise modified, the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A. (referred to herein alternatively as the “Trustee” or the “Paying Agent”), under which the Company issued the Notes; (2) the Notes; and (3) the Repurchase Notice dated as of January 20, 2015 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Repurchase Notice”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Repurchase Notice is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Repurchase Notice captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Rovi Corporation. The address of the principal executive offices of the Company is 2830 De La Cruz Boulevard, Santa Clara, California 95050. The telephone number of the Company at its principal executive offices is (408) 562-8400. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Company” is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to repurchase all of the outstanding 2.625% Convertible Senior Notes due 2040. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Notes” is incorporated herein by reference. As of January 20, 2015, there was $290,990,000 in aggregate principal amount of the Notes outstanding.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange and there is no established trading market for the Notes and trading in the Notes has been limited. Under certain circumstances, the Notes are convertible into the common stock of the Company, which trades on the NASDAQ Global Select Market under the symbol “ROVI.” The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Notes—Market for the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. In addition, the information set forth in Schedule A in the Repurchase Notice is incorporated herein by reference. The Offer is an issuer tender offer and, accordingly, the Company is both a filing person and the subject company. The address of the principal executive offices of the Company is 2830 De La Cruz Boulevard, Santa Clara, California 95050. The telephone number of the Company at its principal executive offices is (408) 562-8400.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offer. (i)-(xii) The information set forth in the Repurchase Notice under “Summary Term Sheet” and the following sections under “Important Information Concerning the Offer” are incorporated herein by reference: “Information Concerning the Notes,” “Procedures to be Followed by Holders Electing to Tender Notes for Repurchase,” “Right of Withdrawal,” “Payment for Tendered Notes,” “Notes Acquired,” “Prohibition of Purchases of Notes by the Company and Its Affiliates,” “Material United States Income Tax Considerations,” “No Solicitations,” “Definitions” and “Conflicts.”

(2)	Mergers and Similar Transactions. (i)-(vii) Not applicable.

2.

(b)    Purchases. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the Company’s knowledge, no officer, director or affiliate of the Company is a holder of any Notes.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)    Agreements Involving the Subject Company’s Securities. The Notes are governed by the Indenture. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Company” and “Important Information Concerning the Offer—Information Concerning the Notes” is incorporated herein by reference. Except as set forth therein, neither the Company nor any of the Company’s executive officers or directors, is a party to any agreement, arrangement or understanding with respect to any of the Company’s securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of the Company’s securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

.Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The purpose of this transaction is to satisfy the Company’s obligation to repurchase all Notes validly tendered and not withdrawn by Holders pursuant to the terms of the Indenture and the Offer to Purchase. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Information Concerning the Notes—The Company’s Obligation to Repurchase the Notes” is incorporated herein by reference.

(b)    Use of Securities Acquired. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Notes Acquired” is incorporated herein by reference.

(c)    Plans. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Plans or Proposals of the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Payment for Tendered Notes” and “Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)    Borrowed Funds. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Notes of the Subject Company.

(a)    Securities Ownership. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Section 1008(a) of Regulation M-A.

(b)	Securities Transactions. None.

3.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—No Solicitations” is incorporated herein by reference.

None of the Company, any of its affiliates, officers, directors, employees or agents, the Trustee or the Paying Agent makes any representation or recommendation as to whether Holders should tender or refrain from tendering Notes for repurchase pursuant to the Offer to Purchase.

Item 10.	Financial Statements.

(a)    Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to sell the Notes to the Company because, among other reasons, the consideration being paid to the holders tendering Notes consists solely of cash, the Offer is not subject to any financing conditions, and the Offer is for all outstanding Notes.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Not applicable.

(2)	The information set forth in the Repurchase Notice under “Important Information Concerning the Offer–No Solicitations” is incorporated herein by reference.” To the knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in connection with the tender offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)    Other Material Information. The information set forth in the Repurchase Notice under “Important Information Concerning the Offer—Plans or Proposals of the Company” is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)	Repurchase Notice dated January 20, 2015.*

(b)	Not applicable.

(d)	Indenture, dated as of March 17, 2010, by and between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee. Incorporated by reference to Exhibit 4.01 to Rovi Corporation’s Current Report on Form 8-K filed March 18, 2010 (Commission File No. 000-53413).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

4.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2015	Rovi Corporation

	By:	/s/ Pamela Sergeeff
	Name:	Pamela Sergeeff
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Repurchase Notice dated January 20, 2015.*

(b)	Not applicable.

(d)	Indenture, dated as of March 17, 2010, by and between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee. Incorporated by reference to Exhibit 4.01 to Rovi Corporation’s Current Report on Form 8-K filed March 18, 2010 (Commission File No. 000-53413).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.